Exhibit 99.2

 Second Quarter 2025   Earnings Supplement  August 13, 2025

 Important Disclosure  2  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.   This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968). Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, expectations and evaluations relating to the Company’s business and financial targets and strategy, the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rates and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to acquisitions made by the Company, including our ability to effectively and efficiently integrate acquired businesses into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4 , 2025 (our “Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report.   You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements provided in this presentation for any reason, to conform these statements to actual results or to changes in our expectations.   In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on such data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon review of such data, and the Company's experience in, and knowledge of, the industry and markets in which the Company operates. Although the Company believes these management estimates are reasonable, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, Free Cash Flow and Adjusted OPEX, each a non-IFRS financial measure provided to help evaluate our past results and future prospects. Please refer to the appendix for of this presentation for a definition of Adjusted EBITDA, Free Cash Flow and Adjusted OPEX as well as reconciliations of Adjusted EBITDA to net income (loss), Free Cash Flow to operating cash and Adjusted OPEX to OPEX.    Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS).    The Company and its licensors have proprietary rights to trademarks used in this presentation. Solely for convenience, trademarks and trade names referred to in this presentation may appear without the “®” or “TM” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used here for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply a relationship with, or an endorsement or sponsorship of the Company, by any other party.

 Today’s Presenters  3  Yair Nechmad   CEO & Co-Founder  Sagit Manor  CFO

 Simplifying commerce and payments for retailers, driving growth while optimizing operations and enhancing consumer engagement  Our Mission  Vending  Amusement   Self-Service Kiosks  Laundromats  Car Wash & Air Vac  Kiddie Rides  Food Trucks  Restaurants  Micro Markets  EV Energy   Massage Chair  Parking   4

 Q2 2025 Highlights  5

Company Overview **Q2 2025**

Revenue
Q2 24: $78.1M ▲22%
$95.6M

Recurring revenue
Q2 24: $53.4M ▲32%
$70.7M

Gross Margin
Q2 24: 44.3% ▲4.0%
48.3%

Adj. EBITDA [2]
Q2 24: $8.1M ▲56%
$12.6M

Transaction value processed
Q2 24: $1.19B ▲34%
$1.59B

Customers
Q2 24: 85K ▲24%
105K

Managed & connected devices
Q2 24: $1.19M ▲16%
1.38M

Dollar-based net retention rate [3]
123%

2.8%
Revenue churn [4]

(1) Constant currency revenue. Please refer to the Appendix for a definition of constant currency
(2) Adjusted EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.
(3) Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR
(4) Revenue Churn is a non-IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.

12 Global Offices

USA | Canada | UK | Germany | Israel | Australia | China | Japan | South Africa | Brazil | New Zealand | Netherlands



CANADA
UNITED STATES OF AMERICA
BRAZIL
RUSSIA
CHINA
AUSTRALIA

2024 Revenue
2023: $235.5M ▲33%
$314.0M
$315.2M [1]

1,200+	120+	80+	80+	50+	35
No. of Employees	Countries with devices	Payment Methods	Markets with distributors	Currencies	Languages

Nayax 6

Strong growth  Q2 2025 Key Highlights1  Revenue increased 22% to $95.6 million, driven by both new and existing customer expansion  Recurring revenue grew 32% to $70.7 million and represented 74% of total revenue  Number of customers increased 24% to nearly 105k  Total transaction value increased 34% to $1.59 billion  Total number of transactions increased 25% to 726 million  Managed and connected devices increased 16% to 1.38 million  KPIs  Profitability  Gross Margin increased significantly to 48.3% from 44.3%, driven by processing margin improvement as a result of favorable renegotiation of key contracts with several bank acquirers and improved smart-routing capabilities. In addition, HW margin increased due to continued optimization of our supply chain infrastructure, and better component sourcing and cost  Adjusted EBITDA(1) increased to $12.6 million, representing 13% of total revenue. An improvement from 10% of total revenue in Q2 2024  Net Income increased to $11.7 million. Excluding a one-time gain mainly related to the share purchase of Nayax Capital(2), net income would have been $6.1 million, a significant improvement compared to a net loss of $3.0 million in the prior year period  All comparisons are relative to the second quarter and three-month period ended June 30, 2024 (the “prior year period”).  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.  Nayax Capital is an embedded financing solution for operators, previously held as a joint venture.

 Key Developments and Customer Success Stories  Announced a strategic partnership with Autel Energy, a leading global provider of EV charging solutions, to embed Nayax’s payment technology into approximately 100,000 Autel chargers across North America and Europe by the end of 2026. Autel, one of the fastest-growing EVSE suppliers worldwide with 53% year-over-year revenue growth in 2024, will integrate Nayax’s flexible payment infrastructure into its high-performance AC/DC charger products.   Acquired the remaining 51% of Nayax Capital, a joint venture we initially launched in 2023. Nayax Capital has now been fully consolidated under our embedded finance division. We believe embedded finance solutions, such as bank accounts, card issuing, and financing, will bring more value to our customers and over time increase recurring revenue per customer.   Completed the acquisition of Inepro Pay, a subsidiary of Inepro and a Nayax distributor in the Benelux region. The acquisition expands Nayax’s reach in the region, while improving efficiency and bringing Nayax closer to its customers in the region.    Announced strategic partnership to provide comprehensive payment solutions for Lynkwell, a leading energy infrastructure provider managing thousands of DCFC and Level 2 electric vehicle (EV) charging ports across the United States and Canada.

 Highly Attractive Customer Base And Global Reach   Low Customer Concentration  Global Revenue Diversification  Q2 2025  Q2 2025

 Rapid and Sustainable Revenue Growth  Highlights  2024 revenue grew 33% to $314.0 million, and 34% to $315.2 million on a constant currency (2) basis YoY  2025 Guidance is aligned with our 30%-35% growth assumptions.  2024 v 2021  Constant currency basis. Please refer to the Appendix for a definition of constant currency  CAGR(1) +38.1% ▲  10  Annual Revenue ($M)  Quarterly Revenue ($M)  QoQ +22.4% ▲  Highlights for the quarter  Strong Q2 2025 growth of 22% QoQ with continued gain of market share, adding nearly 5,000 customers this quarter  Recurring revenue increased by 32% compared to Q2 2024 and represented 74% of our total revenue in Q2 2025.   Payment processing fees increased 35%  SaaS revenue increased 29%

 Processing Revenue & Take Rate(1)  CAGR +54.2% ▲  11  Annual Processing Revenue ($M)  Quarterly Processing Revenue ($M)  QoQ +34.7% ▲  Please refer to the Appendix for a definition of take rate  Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in our total transaction value.   Highlights for the year  Payment processing fees increased by 45% YoY in 2024  Processing take rate increased to 2.73%(2) from 2.53% driven by a shift in regional and vertical mix  Transaction value increased to $4.9 Billions from $3.6 Billions  Number of transactions increased to 2.4 Billions from 1.8 Billions  Highlights for the quarter  34.7% increase in processing revenue as the market continues its cash-to-cashless conversion, driven by:    16% increase in our installed base of managed and connected devices  34% increase in dollar transaction value  With stable take rate of 2.70%

 Continued Gross Profit Expansion   CAGR +43.2% ▲  12  Annual Gross Profit ($M)  Quarterly Gross Profit ($M)  QoQ +33.5% ▲  Highlights for the year  Significant increase in gross margin to 45.1% driven by the improvement in operational efficiencies and continued streamlining of supply chain as well as the reduction in processing costs  Integrated POS margin improved to 30.1% from 18.9%, while payment processing margin increased to 34.0% from 29.1% compared to prior year  Highlights for the quarter   Gross margin increased to 48.3% from 44.3% in last year’s quarter mainly due to  Recurring margin increased to 52.8% from 51.5%, as we benefited from favorable renegotiation of key contracts with several bank acquirers and improved our smart-routing capabilities  Hardware margin increased significantly to 35.4%, compared to 28.7%. Driven by the continuing optimization of our supply chain infrastructure, and better component sourcing at lower cost

 Disciplined Cost Management Reflected in Adjusted OPEX Margin  13  Annual Adjusted OPEX(1) ($M)  Quarterly Adjusted OPEX(1) ($M)  Highlights for the year  Ongoing improvement in adjusted OPEX as a percentage of revenue to 34% reflects increasing operating leverage in the business   Highlights for the quarter   Adjusted OPEX as a percentage of revenue was 35.6%, a testament to our disciplined cost management  Adjusted OPEX is a non-IFRS financial measure. Please refer to the Appendix for a reconciliation of Adjusted OPEX to the most directly comparable IFRS measure.

 Improving Profitability from Operating Leverage  YoY(2) +125% ▲   14  Annual Operating Profit(1) ($M)  Quarterly Operating Profit(1) ($M)  QoQ +955% ▲  % Operating Profit out of revenue  Full year 2024 v full year 2023  Highlights for the year  We achieved positive operating profit of $3.1 million for the year, an improvement of $15.5 million from an operating loss of $12.4 million in 2023  Highlights for the quarter   Operating profit was $9.5 million and includes a one-time gain of $5.6 million mainly due to the share purchase of Nayax Capital.   Excluding this one-time gain, operating profit would have been $3.9 million, an improvement of $3.0 million from an operating profit of $0.9 million in last year’ second quarter  This significant operating profit increase is driven by improved gross margins

 Efficiently Scaling the Business & Driving Margin Expansion   YoY(2) +332.9% ▲   15  Annual Adj EBITDA(1) ($M)  Quarterly Adj EBITDA(1) ($M)  QoQ +56% ▲  % Adjusted EBITDA out of revenue. Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Full year 2024 v full year 2023  Highlights for the year  Adjusted EBITDA of $35.5 million in 2024 increased significantly from $8.2 million in 2023, an improvement of $27.3 million  This impressive growth demonstrated solid operating leverage as a result of profitable expansion, improving gross & operating margins, while strategically investing in growth opportunities  Highlights for the quarter   Adjusted EBITDA increased to $12.6 million, representing 13% of revenue, compared to 10% of revenue, a solid improvement of more than $4.5 million compared to Q2 2024   This represents the Company’s continued path to profitable growth

 2025 Outlook(1)  Guidance Assumptions  Revenue is projected on a constant currency basis  Customer demand continues to be strong  Assumes no material changes in macroeconomic conditions  Metric  FY 2025  Revenue  $410m - $425m  Organic Revenue  At least 25%  Adjusted EBITDA(2)   $65m - $70m  Free Cash Flow(3)  At least 50% free cash flow   conversion from adjusted EBITDA   Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA  Free Cash Flow is a non-IFRS financial measure. Please refer to the Appendix for a definition of Free Cash Flow

 Assumes no material changes in macroeconomic conditions   Strong 2028 growth drivers with large addressable market and continued strong secular tailwinds  Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA  2028 Outlook  Revenue Growth  Reaffirming 2028 outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A  Gross Margin  Target of 50%Main drivers: as we continue to drive high margin SaaS revenues and operational efficiency  Adjusted EBITDA (2)  Target of 30%  Guidance Assumptions  2028 Outlook(1)

 Appendix  18

 Complete End-To-End Solution Locks in Customers to Secure Solid Recurring Revenue  Device Revenue  VPOS Touch  All-in-one cashless card reader and telemetry device  Purchase fee per sold connected POS  Onyx  VPOS Media  Nova Market  Competitive Price to Attract Customers  1. Hardware  2. SaaS  3. Processing Fee  74%   Recurring Revenue  2.70%   Payment   Take Rate (1)  123%   Dollar Based Net Retention Rate (2)  SaaS management system for enhanced business optimization  Monthly subscription fee (SaaS) per connected POS   Global, localized cashless payment acceptance for maximized conversion   Full payment suite – EMV Payments, Prepaid System, Payments API APMs, Licensed financial institution  Processing fee as % of transaction value  Please refer to the Appendix for a definition of take rate  Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Recurring Revenue

 Large Underpenetrated Core Market   with Long Runway for Increased Acceptance of Cashless   Source: MarketsandMarkets Research Report  Growth is expected to be fueled by emerging verticals such as ticketing, amusements, laundromats, and EV charging  Cashless Transaction Value by Vertical  $257bn  Large and growing market. The number of unattended machines is expected to grow from 45m in 2024 to 60m by 2029   The growth in cashless unattended transaction volume will be driven by the conversion of existing cash-only machines to connected machines and the increased adoption of unattended cashless machines   Cashless payment volume in unattended retail estimated to significantly increase globally from 2025 to 2029  Commentary  2021-2025E  CAGR 21%  2025E-2029E  CAGR 19%

 Advance Strategy for Sustained Long-Term Profitable Growth  Expand  Internationally  Enter Emerging, High-Growth Verticals  Retain And Grow   With Existing Customers  Innovate & Develop   New Solutions  Win New Large Enterprise and SMB Customers Globally as well as OEM  Expanding through M&A to new markets with new channels/ technology

 Driving Growth with One Complete Solution for all Retailers  Global Cashless Payments Acceptance  Multiple Integrated POS  VPOS Touch  Nova Market  Management Platform  Loyalty & Marketing Solutions  Financing & Banking  Multiple unattended retail verticals  Automated Self Service   Hospitality & Retail  Robust solution for numerous retail verticals  Complete electric vehicle charging & payment solutions  Energy & Mobility

 Our Differentiated Go-To-Market Strategy  Global Offices  12  *POS devices  Distributors  80+  Global OEM   Partners  2,400+  Resellers  892  Online eShops  10  Financial Partners  50  Nano  1-25*  SMB  26-3,000*  Enterprise  > 3k*  As of 31st of March 2025

 IFRS to Non-IFRS Reconciliation  Other compensation arrangements provided to the shareholders of VMtecnologia  Primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Nayax Capital, professional services and expenses related to our recent acquisitions  Quarter ended (U.S. dollars in thousands)  Jun 30, 2025  Jun 30, 2024  Net income/(loss) for the period   11,652  (3,013)  Finance expense, net  (2,468)  3,601  Income tax expense (benefit)  333  321  Depreciation and amortization  6,014  5,043  EBITDA  15,531  5,952  Share-based payment costs   2,512  1,512  Employment benefit cost(1)   188  -  Other (income) expenses(2)   (5,621)  378  Share of loss of equity method investee   -  248  ADJUSTED EBITDA  12,610  8,090

 Quarter ended (U.S. dollars in thousands)  Jun 30, 2025  Jun 30, 2024  OPEX  42,276  33,053  Stock Based Compensation  (2,371)  (1,401)  Depreciation & Amortization  (5,710)  (4,879)  Employment Benefit Cost(1)  (188)  -  ADJUSTED OPEX  34,007  26,773  IFRS to Non-IFRS Reconciliation  Quarter ended (U.S. dollars in thousands)  Jun 30, 2025  Jun 30, 2024  Operating Cash  12,946  9,190  Capitalized development costs  (6,262)  (5,417)  Acquisition of property and equipment  (1,110)  (849)  Free Cash Flow  5,574  2,924  Other compensation arrangements provided to the shareholders of VMtecnologia

 Key Definitions  Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.  Dollar-based   net retention rate  Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.  Constant Currency  Adjusted EBITDA is a non-IFRS financial measure that we define as profit or loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.  Adjusted EBITDA  Devices that are integrated with our platform services, either sold or leased by us, enabling seamless connectivity, data exchange, and service management. These devices operate within our ecosystem, ensuring optimized performance and enhanced user experience.  Connected Devices  Devices that are operated by our customers.   Managed & Connected Devices  Customers that contributed to Nayax revenue in the last 12 months.  End Customers  SAAS revenue and payment processing fees.  Recurring Revenue  The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.  Revenue Churn  Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.   Existing Customer Expansion  Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.  Free Cash Flow  Third-party devices on which we provide a software solution, enabling functionality, monitoring, and management without direct ownership or control over the hardware.  Managed Devices  Total OPEX excluding stock base compensation, depreciation and amortization   Adjusted OPEX  Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter  Take Rate

 Aaron Greenberg   Chief Strategy Officer  ir@nayax.com  IR Contact  Thank You!  ir.nayax.com  Website